UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MuleSoft, Inc.

(Names of Subject Company)

Malbec Acquisition Corp.

(Offeror)

salesforce.com, inc.

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.000025 PAR VALUE

CLASS B COMMON STOCK, $0.000025 PAR VALUE

(Title of Class of Securities)

Class A Common Stock – 625207105

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Amy E. Weaver, Esq.

President, Legal and General Counsel

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew J. Nussbaum, Esq.

Edward J. Lee, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,865,217,998.56	$854,719.65

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $43.74, the average of the high and low sales prices per share of MuleSoft Class A common stock on March 28, 2018, as reported by the New York Stock Exchange, and (ii) 156,955,144 (which represents the estimated maximum number of shares of MuleSoft Class A common stock and MuleSoft Class B common stock that may be exchanged in the offer and the subsequent merger described herein for the transaction consideration, including (x) shares underlying MuleSoft equity awards outstanding as of March 28, 2018, and (y) shares underlying MuleSoft equity awards that are expected to be granted between March 28, 2018 and the closing of the offer and the subsequent merger described herein in accordance with the merger agreement described herein). The MuleSoft Class B common stock is not publicly traded but converts, on a one-for-one basis, into MuleSoft Class A common stock at the election of the holder. Each share of MuleSoft Class B common stock validly tendered and not validly withdrawn pursuant to the offer described herein will automatically convert into one share of MuleSoft Class A common stock upon consummation of the offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the proposed maximum offering price.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $251,609	Filing Party: salesforce.com, inc.
Form or Registration No.: Form S-4	Date Filed: April 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Malbec Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Salesforce (the “Offeror”). This Schedule TO relates to the offer by Offeror to exchange for each outstanding share of Class A common stock of MuleSoft, Inc., a Delaware corporation (“MuleSoft”), par value $0.000025 per share (“MuleSoft Class A common stock”), and Class B common stock of MuleSoft, par value $0.000025 per share (“MuleSoft Class B common stock,” and together with “MuleSoft Class A common stock,” “MuleSoft common stock” and such shares of MuleSoft common stock, “MuleSoft shares”), validly tendered and not validly withdrawn in the offer:

•	$36.00 in cash; and

•	0.0711 of a share of Salesforce common stock, par value $0.001 per share (which we refer to as “Salesforce common stock” and such shares of Salesforce common stock, “Salesforce shares”), together with cash in lieu of any fractional shares of Salesforce common stock;

in each case, without interest and less any applicable withholding taxes (such consideration, the “Transaction Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 2, 2018 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Salesforce has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated April 2, 2018, relating to the offer and sale of shares of Salesforce common stock to be issued to holders of shares of MuleSoft common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Salesforce or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of March 20, 2018, by and among Salesforce, the Offeror and MuleSoft, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About the Offer and the Merger” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is MuleSoft, Inc., a Delaware corporation. Its principal executive office is located at 77 Geary Street, Suite 400, San Francisco, California 94108 and its telephone number is (415) 229-2009.

(b) As of March 28, 2018, there were (i) 94,416,981 shares of MuleSoft Class A common stock, par value $0.00025 per share, issued and outstanding and (ii) 39,145,184 shares of MuleSoft Class B common stock, $0.000025 per share, issued and outstanding.

(c) The information concerning the principal market in which the shares of MuleSoft Class A common stock are traded and certain high and low sales prices for the shares of MuleSoft Class A common stock in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies—Salesforce” and “The Companies—The Offeror” is incorporated into this Schedule TO by reference.

(c) The information set forth in Annex C of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Salesforce and the Offeror” is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Salesforce’s Reasons for the Offer and the Merger,” “The Offer—MuleSoft’s Reasons for the Offer and the Merger; Recommendation of the MuleSoft Board of Directors,” “The Offer—Interests of Certain Persons in the Offer and the Merger,” “Merger Agreement,” “Other Transaction Agreements” and “The Offer —Certain Relationships with MuleSoft” is incorporated into this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer and the Merger,” “The Offer,” “Merger Agreement” and “Other Transaction Agreements” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Salesforce’s Reasons for the Offer and the Merger,” “Merger Agreement” and “The Offer—Certain Relationships with MuleSoft” is incorporated into this Schedule TO by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Procedure for Tendering,” “The Offer—Exchange of Shares; Delivery of Cash and Salesforce Shares” and “The Offer—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of Salesforce,” “Selected Historical Consolidated Financial Data of MuleSoft” and “Where to Obtain More Information” is incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data,” “Comparative Per Share Data (Unaudited)” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(a)(5)(A)	Joint Press Release issued by Salesforce and MuleSoft, dated as of March 20, 2018 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Salesforce on March 20, 2018 )

(a)(5)(B)	Investor Presentation titled “Salesforce Announces Agreement to Acquire MuleSoft,” dated as of March 20, 2018 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Salesforce on March 20, 2018)

(a)(5)(C)	Certain communications by Salesforce in connection with the acquisition of MuleSoft by Salesforce, dated as of March 20, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 20, 2018)

(a)(5)(D)	Transcript of Investor Call held by Salesforce and MuleSoft to discuss the acquisition of MuleSoft by Salesforce, dated as of March 20, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 21, 2018)

(a)(5)(E)	Employee FAQ to Salesforce employees, dated as of March 21, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 21, 2018)

(a)(5)(F)	Interview of Bret Taylor, President and Chief Product Officer of Salesforce, with Bloomberg, dated as of March 22, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 23, 2018)

(a)(5)(G)	Email from Bret Taylor, President and Chief Product Officer of Salesforce, to Salesforce employees, dated as of March 27, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 27, 2018)

(a)(5)(H)	Integration Cloud Website, dated as of March 28, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 28, 2018)

(a)(5)(I)	Press Release issued by Salesforce announcing the launch of Salesforce Integration Cloud and Salesforce’s annual developer conference “TrailheaDX,” dated as of March 28, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 28, 2018)

(a)(5)(J)	Interview of Keith Block, Vice Chairman, President and Chief Operating Officer of Salesforce, published in The Wall Street Journal, dated as of March 28, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 28, 2018)

(a)(5)(K)	Excerpt from Transcript of TrailheaDX Keynote Speech by Bret Taylor, President and Chief Product Officer of Salesforce, delivered on March 28, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 29, 2018)

Exhibit No.	Description

(a)(5)(L)	Form of Summary Advertisement*

(b)(1)	Commitment Letter, dated as of March 20, 2018, by and among Salesforce, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A.*

(b)(2)	Joinder Agreement to Commitment Letter, dated as of March 30, 2018, by and among Salesforce, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A. and certain institutions listed on Schedule I thereto*

(d)(1)	Agreement and Plan of Merger among Salesforce, MuleSoft and the Offeror, dated as of March 20, 2018 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Salesforce on March 21, 2018)

(d)(2)	Tender and Support Agreement, dated as of March 20, 2018, by and among Salesforce, the Offeror and Lightspeed Venture Partners Select, L.P., Lightspeed Venture Partners VII, L.P., New Enterprise Associates 15, L.P., New Enterprise Associates 14, L.P., NEA 15 Opportunities Fund, L.P. and NEA Ventures 2013, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Salesforce on March 21, 2018)

(d)(3)	Tender and Support Agreement, dated as of March 20, 2018, by and among Salesforce, the Offeror and Matthew Langdon, Ann Winbald, Gregory Schott, Little Family 1995 TR, Ravi Mhatre, Mhatre Investments LP-Fund 4, Simon Parmett, Robert Horton and Ross Mason (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Salesforce on March 21, 2018)

(d)(4)	Confidentiality Agreement, dated as of March 2, 2018, by and between Salesforce and MuleSoft (incorporated by reference to Exhibit 99.5 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(d)(5)	Exclusivity Agreement, dated as of March 8, 2018, by and between Salesforce and MuleSoft (incorporated by reference to Exhibit 99.6 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2018

MALBEC ACQUISITION CORP.

By:	/s/ Amy E. Weaver
Name:	Amy E. Weaver
Title:	President

SALESFORCE.COM, INC.

By:	/s/ Mark J. Hawkins
Name:	Mark J. Hawkins
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(a)(5)(A)	Joint Press Release issued by Salesforce and MuleSoft, dated as of March 20, 2018 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Salesforce on March 20, 2018 )

(a)(5)(B)	Investor Presentation titled “Salesforce Announces Agreement to Acquire MuleSoft,” dated as of March 20, 2018 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Salesforce on March 20, 2018)

(a)(5)(C)	Certain communications by Salesforce in connection with the acquisition of MuleSoft by Salesforce, dated as of March 20, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 20, 2018)

(a)(5)(D)	Transcript of Investor Call held by Salesforce and MuleSoft to discuss the acquisition of MuleSoft by Salesforce, dated as of March 20, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 21, 2018)

(a)(5)(E)	Employee FAQ to Salesforce employees, dated as of March 21, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 21, 2018)

(a)(5)(F)	Interview of Bret Taylor, President and Chief Product Officer of Salesforce, with Bloomberg, dated as of March 22, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 23, 2018)

(a)(5)(G)	Email from Bret Taylor, President and Chief Product Officer of Salesforce, to Salesforce employees, dated as of March 27, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 27, 2018)

(a)(5)(H)	Integration Cloud Website, dated as of March 28, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 28, 2018)

(a)(5)(I)	Press Release issued by Salesforce announcing the launch of Salesforce Integration Cloud and Salesforce’s annual developer conference “TrailheaDX,” dated as of March 28, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 28, 2018)

(a)(5)(J)	Interview of Keith Block, Vice Chairman, President and Chief Operating Officer of Salesforce, published in The Wall Street Journal, dated as of March 28, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 28, 2018)

(a)(5)(K)	Excerpt from Transcript of TrailheaDX Keynote Speech by Bret Taylor, President and Chief Product Officer of Salesforce, delivered on March 28, 2018 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on March 29, 2018)

(a)(5)(L)	Form of Summary Advertisement*

(b)(1)	Commitment Letter, dated as of March 20, 2018, by and among Salesforce, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A.*

(b)(2)	Joinder Agreement to Commitment Letter, dated as of March 30, 2018, by and among Salesforce, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A. and certain institutions listed on Schedule I thereto*

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger among Salesforce, MuleSoft and the Offeror, dated as of March 20, 2018 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Salesforce on March 21, 2018)

(d)(2)	Tender and Support Agreement, dated as of March 20, 2018, by and among Salesforce, the Offeror and Lightspeed Venture Partners Select, L.P., Lightspeed Venture Partners VII, L.P., New Enterprise Associates 15, L.P., New Enterprise Associates 14, L.P., NEA 15 Opportunities Fund, L.P. and NEA Ventures 2013, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Salesforce on March 21, 2018)

(d)(3)	Tender and Support Agreement, dated as of March 20, 2018, by and among Salesforce, the Offeror and Matthew Langdon, Ann Winbald, Gregory Schott, Little Family 1995 TR, Ravi Mhatre, Mhatre Investments LP-Fund 4, Simon Parmett, Robert Horton and Ross Mason (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Salesforce on March 21, 2018)

(d)(4)	Confidentiality Agreement, dated March 2, 2018, by and between Salesforce and MuleSoft (incorporated by reference to Exhibit 99.5 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

(d)(5)	Exclusivity Agreement, dated March 8, 2018, by and between Salesforce and MuleSoft (incorporated by reference to Exhibit 99.6 to Salesforce’s Registration Statement on Form S-4 filed on April 2, 2018)

*	Filed herewith.